SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

Name of Registrant: Omega Flex, Inc.

Name of persons relying on exemption: Los Angeles County Employees Retirement Association (LACERA)

Address of persons relying on exemption: 300 N. Lake Avenue, Pasadena, CA 91101

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

June 2024

Dear Omega Flex, Inc. Shareowner:

Vote “Withhold” for the re-election of Director Nominees Stewart B. Reed and David K. Evans

As long-term investors vested in Omega Flex, Inc.’s future growth and success, LACERA will be voting “Withhold” for the re-election of director nominees Stewart B. Reed and David K. Evans at Omega Flex, Inc. (Omega Flex) June 13, 2024, Annual General Meeting for what we believe to be inadequate board succession planning, lagging governance practices, and lagging track record of inclusive recruitment amidst trailing stock price performance. LACERA owns approximately 1,102 shares of Omega Flex common stock as of April 3, 2024.

Inadequate Board Succession Planning

•        Omega Flex maintains a board of eight directors that is less than two-thirds independent.

•        Half of the board (four directors) have an average tenure of over 22 years.

•        Of the other half, three directors were appointed in the past year without an investor vote, each of whom is affiliated with the company or its history.

•        Despite the proxy’s representation that, “Our board of directors itself is responsible for…recommending nominees for election by the stockholders,” and that “identification of persons to become nominees for the board of directors may be obtained through a variety of sources,” two of the three directors appointed to the board (Dean W. Rivest and Edwin B. Moran) are company executives and the third appointee (Stephen M. Shea) is an employee of the company’s former parent corporation.1

•        At the company’s 2023 annual meeting, over 20% of shares voted were Withheld from James M. Dubin as chair of the Nominating/Governance Committee.2

Lagging Governance Practices

•        No majority vote standard for director elections

•        Staggered board elections

•        Board is less than 2/3rds independent (board classifies Stewart B. Reed as an independent director even though he controls 56.2% of shares outstanding)3

Lagging Track Record of Inclusion in Board Recruitment

•        Omega’s proxy does not disclose any racial or gender inclusion among current board members and nominees.4

PLEASE NOTE: The cost of this solicitation is being borne entirely by LACERA. LACERA is not asking for your proxy card.  Please do not send us your proxy card.

•        The Board’s Guidelines for Board Membership notes the nominating/governance committee considers personal backgrounds including “military service, gender, and other diversity criteria” and the proxy states, “the committee will seek to identify and consider candidates who may have a diverse background.”5

•        The proxy describes that the board “is committed to taking diversity objectives into account…when there are Board vacancies.” We were unable to find a description of how the board’s recruitment process and three recent appointments are in line with this description.6

•     Empirical research continues to link diversity with even stronger financial performance.

o The National Association of Corporate Directors’ (NACD) 2019 Projections on Emerging Board Matters highlights, “The stakes for having the right people around the boardroom table have never been higher. Increasingly, directors are recognizing that board composition should support and reflect the strategic needs of the organization… Of particular concern are whether there is enough diversity in the boardroom, whether the board has the right combination of skills and how the board views director tenure.”7

o The top quartile of companies measured on gender diversity among their executive teams were 39% more likely to be in the top quartile of companies for profitability in 2023 – up from 25% in 2020, 21% in 2017 and 15% in 2014.8

o Top-quartile companies measured by ethnic diversity in executive teams were 39% more likely to outperform on profitability than those in the fourth quartile.9

LACERA Believes Robust Board Succession Planning is Key to Board Quality10

•     LACERA encourages boards to be composed of highly talented directors with a diverse set of relevant skills, competencies, and attributes to oversee strategy and risk on investors’ behalf.

•     LACERA welcomes a mix of director tenures to ensure both institutional familiarity and fresh perspectives, as a firm’s market environment and business strategies evolve.

•     We believe core investor rights ensure fair and equitable treatment of investors and help foster investor confidence and accountability, thereby facilitating capital formation and growth for companies.

Hold Directors Accountable for Poor Board Succession Planning and Governance

LACERA encourages investors to hold director nominees Stewart B. Reed and David K. Evans accountable for what we believe to be inadequate board succession planning, lagging governance practices, and a lack of track record of inclusion of diverse directors.

As a long-term investor, LACERA believes Omega Flex’s board needs to be comprised of directors able to demonstrate a track record of ensuring a robust and inclusive board refreshment and recruitment process. LACERA attempted to engage Omega Flex on the above concerns in September 2023 but has not received a response.

Omega Flex, Inc. (ticker:OFLX) stock performance, including dividends, has trailed its peers as measured by the MSCI USA Small Cap Machinery industry by 18.3% per year over the past 5 years ending Thursday, June 6, 2024.

Proxy research provider Institutional Shareholder Services Inc. is recommending a “Withhold” vote for all director nominees at Omega Flex, Inc. at its June 13, 2024, Annual General Meeting.

Please vote “Withhold” for the re-election of Stewart B. Reed and David K. Evans at the Omega Flex, Inc. June 13, 2024, Annual General Meeting.

Should you have any questions please feel free to contact Dale Johnson, Investment Officer, at djohnson@lacera.com.

PLEASE NOTE: The cost of this solicitation is being borne entirely by LACERA. LACERA is not asking for your proxy card.  Please do not send us your proxy card.

Sincerely,

Dale Johnson

Investment Officer

Los Angeles County Employees Retirement Association (LACERA)

1 https://www.sec.gov/ix?doc=/Archives/edgar/data/1317945/000149315224016065/formdef14a.htm

2 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001317945/000149315223021286/form8-k.htm

3 https://www.sec.gov/ix?doc=/Archives/edgar/data/1317945/000149315224016065/formdef14a.htm

4 https://www.sec.gov/ix?doc=/Archives/edgar/data/1317945/000149315224016065/formdef14a.htm

5 https://www.omegaflexcorp.com/wp-content/uploads/OFL-100-GUIDELINES-FOR-BOARD-MEMBERSHIP-Rev-0922-1.pdf

6 https://www.sec.gov/ix?doc=/Archives/edgar/data/1317945/000149315224016065/formdef14a.htm

7 National Association of Corporate Directors. 2019. New Voices in the Boardroom: The Gradual Evolution of Board Composition. https://boardleadership.nacdonline.org/rs/815-YTL-682/images/2019%20NACD%20Governance%20Outlook%20Report.pdf?mkt_tok=eyJpIjoiTW1Wak56WmlPVGszWWpWaSIsInQiOiJQR25qeGowODY1bDVGWWFlOVRqdTBtVE45a0k1VW1BUm5sMFpnWUp2a21oXC81d3ZZbVY5cDMybkJUeVQydXl6M3ZIdzdGS0x5aFg2WTJQcUJwenVVRUVobjRYWXpuZzZDU0N6NEhZVnFQYzJIQ0xua3ZXb0V2NnR3MlVRVWZKN2QifQ%3D%3D

8 McKinsey & Company, “Diversity Matters Even More” by Dame Vivian Hunt, Sundiatu Dixon-Fyle, Celia Huber, Maria del Mar Martinez Marquez, Sara Prince, and Ashley Thomas, December 2023.

https://www.mckinsey.com/featured-insights/diversity-and-inclusion/diversity-matters-even-more-the-case-for-holistic-impact#/

9 McKinsey & Company, “Diversity Matters Even More” by Dame Vivian Hunt, Sundiatu Dixon-Fyle, Celia Huber, Maria del Mar Martinez Marquez, Sara Prince, and Ashley Thomas, December 2023.

https://www.mckinsey.com/featured-insights/diversity-and-inclusion/diversity-matters-even-more-the-case-for-holistic-impact#/

10 LACERA’s Corporate Governance and Stewardship Principles. https://www.lacera.com/sites/default/files/assets/documents/board/Governing%20Documents/BOI%20Policies/CorpGovPrinciples.pdf

PLEASE NOTE: The cost of this solicitation is being borne entirely by LACERA. LACERA is not asking for your proxy card.  Please do not send us your proxy card.